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United States

Securities and Exchange Commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:  811-5762

Date examination completed:   May 31, 1997

2.  State Identification Number:

AL           AK             AZ            AR           CA          CO
CT           DE             DC            FL           GA          HI
ID           IL             IN            IA           KS          KY
LA           ME             MD            MA           MI          MN
MS           MO             MT            NE           NV          NH
NJ           NM             NY            NC           ND          OH
OK           OR             PA            RI           SC          SD
TN           TX             UT            VT           VA          WA
WV           WI             WY            PUERTO RICO


3.  Exact name of investment company as specified in registration statement:

Star Funds

4.  Address of principal executive office (number, street, city, state, zip
code):       Federated Investors Tower, Pittburgh, PA  15222-3779

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.       All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (11-91)

Report of Independent Public Accountants

To the Board of Trustees of
    the Star Funds:

We have examined management's assertion about the Star Funds' (the "Funds") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of May 31, 1997 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. The Star Funds represents a Massachusetts business trust and include the Star Treasury Fund, Star Tax-Free Money Market Fund, Star Relative Value Fund, The Stellar Fund, Star U.S. Government Income Fund, Star Capital Appreciation Fund, Star Growth Equity Fund, Star Strategic Income Fund and Star Stellar Insured Tax Free Bond Fund. Management is responsible for the Funds' compliance with the requirements of the Act. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 1997, and the period from November 30, 1996 (the date of last examination) through May 31, 1997, with respect to agreement of security purchases and sales, without prior notice to management:

Confirmation of all securities held by institutions in book entry form (the Federal Reserve Bank of Cleveland, Bankers Trust New York Corporation and The Depository Trust Company);

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents, and/or remarketing agents;

Reconciliation of all such securities to the books and records of the Funds and Star Bank, N.A., the custodian;

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Star Bank, N.A. records; and

Agreement of two (2) security purchases and two (2) security sales or maturities for each fund identified above since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Star Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Star Funds and the Securities and Exchange
Commission and should not be used for any other purpose.

                                                      Arthur Andersen LLP

Cincinnati, Ohio
July 28, 1997

            Management Statement Regarding Compliance with

       CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Star Funds (the "Funds"), the investment company, and Star Bank, N.A., the custodian, are responsible for complying with the requirement of subsection (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of May 31, 1997.

Based on this evaluation, we assert that the Funds were in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1997 with respect to securities reflected in the investment account of the Funds.

Star Funds                                                    Star Bank, N.A.

By:                                                           By:

Joseph S. Machi                                      Daniel B. Benhase
Vice President and Assistant Treasurer               Executive Vice President

July 28, 1997